Boral Limited BORAL

ABN 13 008 421 761
Level 39 AMP Centre
50 Bridge Street Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9233 6605
www.boral.com.au

02 OCT 31 AM 8:14

25 October 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

02055694

SUPPL

Dear Sir/Madam

**Boral Limited: 12g3-2(b) Information - File No. 82-5054**

We enclose information which Boral Limited has lodged with Australian Stock Exchange Limited ("ASX") since 2 October 2002 and is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

The information is:-

1. Letter dated 18 October 2002 regarding business to be conducted at the Company's Annual General Meeting to be held on 25 October 2002.

2. Chairman's Address and Managing Director's Comments to the Annual General Meeting.

3. Letter dated 25 October 2002 reporting on the outcome of business and declaration of polls at the Annual General Meeting.

Yours faithfully



**M.B. Scobie**
Company Secretary

Boral Limited BORAL

ABN 13 008 421 761
Level 39 AMP Centre
50 Bridge Street Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9233 6605
www.boral.com.au

**ONE PAGE ONLY**

18 October 2002

The Manager, Listings
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

**Annual General Meeting**

We refer to the business to be conducted at the Company's Annual General Meeting to be held next Friday, 25 October 2002 at 10:30 am at The Wentworth Hotel, Sydney.

We advise that the chairman intends to call polls on resolutions for the election of Directors (business item 2), the approval of the grant of options to Mr. Rod Pearse, the Managing Director (business item 3) and the renewal of the partial takeover approval article (business item 4).

Discussion and questions at the Meeting regarding these business items will not, in any way, be diminished or inhibited by reason of the resolutions being determined by poll.

Yours faithfully

**M.B. Scobie**
Company Secretary

BORAL



# 2002 ANNUAL GENERAL MEETING

# 25 OCTOBER 2002

## CHAIRMAN'S ADDRESS
## By Dr Ken Moss

Ladies and gentlemen,

Welcome to Boral's 2002 Annual General Meeting.

We are very pleased with the strong improvement in Boral's performance. Since the demerger in February 2000, the Company's increased focus on building and construction materials has provided enhanced shareholder value. We have also maintained a strong focus on environmental performance, on safety management, on people management and on corporate governance.

Boral's strategic intent remains *to be a value-driven, focused building and construction materials supplier operating in Australia and increasingly offshore.*

Boral's strong resource and market positions are leading to improved performance and we are building on these strengths through value adding growth activities.

**Financial Results**

Boral delivered a substantially improved performance for the year to June 2002. Underlying profit of $192 million was 51% ahead of last year.

Revenues of $3.5 billion were 6% ahead of last year.

Compared with last year, the net profit after tax and minorities of $192 million increased by 25%. You will remember that the 2001 result included a "once off" $26 million net profit from disposal of businesses.

All of Boral's operating divisions recorded increased earnings and revenues.

Boral's EBIT returns on funds employed increased by 32% to 12.1%. Whilst this is a welcome improvement on prior years, there is more to do to lift Boral's underlying profitability, particularly in its Australian businesses.

Operational cash flows of $392 million were 64% above the $239 million reported last year. Growth and acquisition capital expenditure was $183 million.

Surplus cash flow was used to reduce net debt from $983 million to $881 million enabling gearing (debt/equity) to reduce to 45% from 53% at June 2001. This is comfortably within our targeted gearing range of 40% to 60%.

## Improved Shareholder Returns

The continuing improvement in Boral's share price is particularly pleasing. At the time of the 2000 Annual General Meeting, Boral's share price was $1.94 (30% below net tangible asset backing). At the time of last year's AGM, the share price had increased by approximately 80% to $3.51. Since last year's AGM, the share price has improved a further 17% and is now trading around $4.10. This is 36% above NTA backing.

Since the demerger Boral's share price has increased by 80%. Over the same period, the ASX100 index has decreased by 4%.

In addition to the strong capital growth of Boral's share price, dividends have also increased. A 2002 final dividend of 10.0 cents per share has been paid, which was 11% higher than the interim dividend and the final dividend last year. The dividend was 75% franked, an increase from the 35% franking level for the interim dividend. Dividends for the full year totalled $109 million, resulting in a payout of 57% of Boral's after tax profit for the 2001/02 year.

The Dividend Reinvestment Plan was reintroduced in August 2001 and continues to operate. Shareholders holding approximately one third of Boral shares reinvested their dividends when the final dividend was paid in September 2002. We have undertaken an on-market buy-back of shares in a number equivalent to that issued under the DRP to ensure that there is no dilution of shares as a direct consequence of participation in the Plan.

Since the demerger, Boral has delivered superior shareholder returns. The combination of capital growth, dividend yield and franking benefits for Boral's shareholders in the period since the demerger until 30 September 2002 has resulted in an annualised Total Shareholder Return of 33%. This ranks Boral in the top quartile of TSR performance of the top 100 Australian listed companies.

## Environmental and Social Performance

At last year's AGM, I commented at length on the emphasis which is placed by the Board, and by management, on the Company's environmental and social performance. This focus has been maintained over the past twelve months.

Boral is committed to the principle of sustainable development. To some people sustainable development is known as the *Triple Bottom Line*; others call it *"people, profit and planet"*. For Boral, sustainable development, in an environmental sense, means better resource utilisation, energy optimisation, emission and pollution management, waste minimisation, materials recycling and site rehabilitation.

The Board is satisfied that Boral, as a minimum, conforms with environmental legislation, regulations and license conditions in all of its operations. In most operations, Boral is achieving performance well above compliance. We are targeting to do better in the next two or three years.

The Company operates from more than 600 manufacturing sites within Australia, the USA and Asia and it is not practical to report on our performance at all of those sites. This year's Annual Review does, however, include a comprehensive overview on pages 26 to 32 of the Company's environmental and social performance.

## The Board and Corporate Governance

The Boral Board comprises seven directors, including six independent non-executive directors. The Board is responsible for setting the strategic direction of the Company and for overseeing and monitoring its businesses and affairs. Directors are accountable to the shareholders for the Company's financial, environmental and social performance.

Four non-executive directors have been chief executives of major Australian or overseas companies and possess a broad range of skills and experience in managing financial, operational, environmental and employee issues. Two non-executive directors bring specialist expertise and experience in accounting, audit and legal functions. All six non-executive directors have experience on Boards of other major Australian companies. The Boral Board is experienced, cohesive and effective.

The Board's Audit Committee reviews compliance with applicable accounting standards and generally accepted accounting principles and reports back to the full Board. It is comprised entirely of non-executive directors and is chaired by Elizabeth Alexander who has many years of experience in audit work with Price Waterhouse. Four times each year, the external and internal auditors report to the Audit Committee on the outcome of their work and the quality of internal controls throughout Boral. On an annual basis, the scope of audit is reviewed and the program of each auditor for the following year is approved.

The internal audit function has been outsourced to PricewaterhouseCoopers for the last three years. This has lifted control effectiveness and awareness and identified potential exposures in more sophisticated IT and other systems.

Over the past twelve months the Board, largely through its Audit Committee, has enhanced a number of our corporate governance procedures. We have reviewed the level of assurance from management and from the external auditor KPMG about the accuracy and integrity of the Company's accounts and determined that it is sufficient to enable us to be satisfied as to the reliability and quality of Boral's accounts.

A review of audit independence has also been undertaken. We have requested Boral's external auditor to provide a statement of independence prior to the signature of the yearly financial reports and we received such a statement before the 2002 accounts were finalised. We have also confirmed that it is appropriate for the Company to source some non-audit services from our auditors but only on the basis that these services are limited, are regularly monitored and are fully disclosed.

We believe that reporting by Boral's auditor can only be effective with appropriate management involvement and that the partner in the audit firm responsible for the Company's audit should be rotated every five to seven years. I note that the KPMG partner responsible for the Boral audit was rotated at the beginning of the 2002 financial year.

The Board through its Compensation Committee sets remuneration and incentives for the CEO and approves remuneration for senior executives. I personally chair the Compensation Committee and it is comprised entirely of non-executive directors. We seek to be market competitive but not excessive in compensation. Both fixed and variable remuneration are benchmarked against market to ensure that competitive levels of compensation are maintained and equitable rewards and incentives provided where there is good performance. The exercise hurdle for Boral's executive options remains amongst the toughest in the marketplace and benefits will only accrue from the options if Boral achieves strong shareholder returns.

Directors expect the Company to be a good corporate citizen and to have high standards of behaviour. There is a well established set of corporate values and processes which are embedded in Boral's culture and which influence business activities and other behaviour throughout the Company.

**Management and employees**

Finally, on behalf of the Board, I wish to thank Rod Pearse, Boral's management team and all of Boral's 11,800 employees for their efforts during the year. The improved results reflect their hard work. On your behalf, I express our appreciation and congratulations to all employees.

# MANAGING DIRECTOR'S COMMENTS
## By Rod Pearse

Ladies and Gentlemen,

In October 1999, the Board announced the demerger of Boral and Origin Energy. We said then that we would improve Boral's performance and grow around our strong resource positions and our leading market positions in Australia, Asia and the USA. Putting it more simply, we said that we would "perform and grow". We also set ourselves three key financial objectives against which progress could be objectively and transparently measured. We said we would:

1. exceed our cost of capital on a sustainable basis through the building cycle;
2. deliver better financial returns than our competitors in like markets;
3. deliver superior shareholder returns.

**Progress against Financial Objectives**

I am pleased to report to you that since the demerger, Boral's earnings have exceeded its cost of capital. This three year period included FY2001 which was the low point of the building and construction cycle in Australia. Looking forward we believe we can continue to exceed the weighted average cost of capital on a sustainable basis through the building cycle.

Boral is outperforming its competitors in three of its four key business segments - in Australian construction materials, in the US brick market and in plasterboard in Asia. In building products in Australia, Boral's returns are below acceptable levels but substantive initiatives are being undertaken to significantly improve returns.

Ken Moss has already mentioned that Boral has achieved an annualised Total Shareholder Return (TSR) of 33% since the demerger, ranking the stock in the top quartile of the top 100 Australian listed companies. We are proud of Boral's performance against its financial objectives and are intent on maintaining it.

**Trading conditions**

Following the very difficult trading conditions experienced in the 2001 financial year, market activity improved during 2002. The first quarter of the year remained difficult, with very low activity levels in Australia, however the nine months to June 2002 saw a considerable uplift in Australian housing activity.

The Australian housing market recovery was faster and greater than expected. The recovery was supported by a low interest rate environment and the Government's First Home Owner's Grant. Housing approvals increased by a significant 42% compared with the prior year. This improvement however, took up to six months to flow through with the value of work done in housing only increasing by 23% over the same period.

The Australian non-dwelling construction market segment was 4% up on last year. Conversely, construction activity in the roads, highways, subdivision and bridges segment was approximately 5% below FY2001.

Overall, the estimated value of work done in Australian building and construction markets, where Boral derives approximately 65% of its earnings, increased by 14% compared with the prior year.

In the USA, which delivered just over 30% of this year's EBIT, the number of housing starts was 4% higher in FY2002 than the prior year, despite economic uncertainties.

Strong market growth in Asia continued during the period. New construction ahead of the FIFA World Cup in June 2002 added to the strong underlying growth being experienced in South Korea. Conditions in Thailand were favourable; Indonesia also lifted albeit coming off very low levels following the 1997 "Asian crash". Market volumes in China continued to grow in the period but the market remains a difficult one.

## Operations

Our full year profit of $192 million, which was 51% ahead of last year's underlying profit, reflected strong results from several parts of the Company.

A 27% improvement in Australian EBIT to $228 million was driven by volume uplifts in housing, pricing initiatives in construction materials in the second half, operational improvements and growth activities. An $18 million profit from Boral's 48% interest in the Asian Plasterboard joint venture was $15 million above last year's result. A strong profit of A$110 million from US operations was 10% up on last year.

Sales revenue for the year of $3.5 billion was 6% higher than last year, and our underlying EBIT of $343.2 million was a 31% improvement. Our margins continued to improve. The overall EBIT to sales margin improved to 9.8% compared with 8.0% last year. However, our second half EBIT to sales margin of 10.4% was a significant improvement on the 6.7% margin reported during the June 2001 half year, reflecting the further improvement delivered in the second half year.

## Building on our strong resource and market positions

We are working hard to gain full advantage from Boral's key competitive resource and market positions.

Our hard rock, sand, limestone, timber, gypsum or clay reserves, our close-to-market and very competitive and our strategic positions are amongst the best in our industries. Our resource security, via both long term supply contracts and direct ownership, provides us with a competitive advantage and underpins our number one and number two market positions.

In Australia, we have the largest and most strategically located raw material reserves for the building and construction industry.

Our long term and secure hard rock reserves are located close to key metropolitan and country markets. Boral has the largest hard rock reserves in the Sydney market and our acquisition of Compton Park Quarry in the NSW Southern Highlands in September 2001, complements our very strong aggregate position in and around Sydney.

Boral's limestone reserves are large and well placed. We have the lowest landed cost in the Victorian and NSW cement markets, which helps us to maintain our number one position in Australia in cement and concrete. During the year we benefited from a major capacity upgrade of our lime kiln at Marulan in NSW and we are planning further lime and cement capacity upgrades to satisfy the capacity constrained Australian market.

Over the past two years we have grown our strong Australian concrete position. We acquired the Alsafe concrete business in Victoria in the 2001 financial year, Concrite in NSW in September 2001 and, in July 2002, we announced the acquisition of a 50% stake in Go-Crete in Western Australia. We have also built a new concrete plant at Deer Park in Melbourne and upgraded our North Melbourne concrete plant to service strong demand from the Melbourne market.

We have strong gypsum reserves in Australia which we operate through Gypsum Resources Australia, a 50/50 joint venture with CSR, which supplies our plasterboard operations in Australia. Through our recent acquisition of Stud & Track we have further strengthened our distribution position in NSW.

In Timber, we have a strong position in hardwoods and softwoods in NSW and in plywood in NSW and Qld. We have identified further opportunities to invest in the NSW hardwood industry however, we are waiting for confirmation of resource security from the NSW Government before we commit further funding to this part of the business. Through our softwood joint venture with Carter Holt Harvey, a $25 million upgrade of the mill at Oberon was finalised at the end of 2001.

In the USA, we have valuable clay reserves which supply our brick plants across the south and south-eastern markets and secure our position as the largest clay brick producer in the USA. Our new clay paver plant in Augusta commenced production during the year and a major upgrade of our clay tile facility was completed.

Through a joint venture with Lafarge, we have been strengthening our leading position in concrete rooftiles in the USA. During the year, we acquired a concrete tile business in Kansas City, we completed construction of a new plant in Mexico and commenced construction of a plant in Colorado, which is due for completion by the end of this calendar year.

In Asia, we have built a strategic position around gypsum reserves. Where natural gypsum is not available we have typically established secure, long-term and cost-effective access to synthetic gypsum supplies. Through our joint venture with Lafarge, we are clearly number one in plasterboard throughout Asia (outside of Japan). We have grown the business through the acquisition of 71% of Siam Gypsum in Thailand (finalised in August 2001), the relocation of our 30 million $m^2$ plant from Shanghai to Seoul and construction of a small plant at Chongqing in China. Our share of the JV with Lafarge has grown from 27% at the start of the partnership to 48%.

Our Indonesian concrete and quarry business is relatively small in the Asian context but it provides us with a strategic position around which we intend to build. We recently announced the acquisition of a small concrete pipe business in Indonesia.

We have strong product development, manufacturing and marketing skills. We work hard to share ideas and innovations across our diverse geography. For example:

- We are amongst the leaders in the use of alternative fuels for cement production.

- In concrete and asphalt, we continue to develop unique blends and mixes of recycled materials to enhance the sustainability of construction projects.

- In plasterboard we have a demonstrated capability to develop acoustic and fire resistant wall systems in Australia and Asia.

- We have taken a *whole-of-life* approach to management of our quarry assets and in so doing we have created a substantial ongoing profit stream which will extend well beyond the next 10 years and we are providing enhanced community and environmental benefits in the process.

- Product development is a part of doing business and we are placing increased attention to it. We have also developed a strong marketing tool known as BoralVision; this computer-based tool allows customers to see Boral's products incorporated into their home designs. It is used extensively by our brick and tile customers in Australia and in the USA.

**Safety and environmental performance**

The management of safety remains a very high priority for Boral's Board, management and employees. We have achieved a Lost Time Injury Frequency Rate (or LTIFR) of 5 in both 2001 and 2002. This is a substantial improvement compared with an LTIFR of 9 in the 1999/2000 demerger year. However, our safety performance plateaued in 2002 and we are intent on improving it in 2003.

Whilst our employee safety performance is showing improvement, particularly through the reduction of serious accidents and incidents, increasing focus is also being given to the management of contractor safety.

Boral's environmental performance continues to improve. Audit programs are in place to check the level of compliance and in addition, to enable environmental improvement plans to be developed and environmental management to be integrated with business and quality systems. We are also working hard to reduce stack emissions to lessen environmental impacts and to lower costs.

**Outlook**

Boral's September quarter profit is significantly above the relatively weak result achieved in the September quarter a year ago and it is also ahead of our expectations.

Order books remain strong for those businesses supplying the Australian housing market where building and finance approvals remain at a high level. Strong results should therefore continue to be achieved from Boral's Australian building products operations during the December quarter. It is likely however, that housing approvals will fall from their current high levels and that this will affect results during the June half.

Australian non-dwellings and major road and highway activity should build during FY2003, driven by emerging large project work. This volume increase will primarily affect Boral's construction materials businesses in Australia which are also benefiting from higher prices than achieved last year.

Results from Boral's offshore operations remain strong and are at comparable levels to the prior year.

Overall, we anticipate that Boral's underlying profit in FY2003 will comfortably exceed the FY2002 profit after tax of $192 million.

**RESOLUTION 4 – RENEWAL OF PARTIAL TAKEOVER APPROVAL ARTICLE**

This resolution was that the takeover approval provisions in Article 64 of the Company's Constitution be renewed for a further period of three years. The effect of the Article is that any proposed partial takeover offer may only proceed with the approval of a shareholders' meeting.

The votes cast on the poll for the resolution represented 8% of the total of the votes in favour and against. With the resolution was passed by at least 75% of the votes cast, the motion was carried as a special resolution.

02 OCT 31 AM 8: 14

Boral Limited BORAL

ABN 13 008 421 761
Level 39 AMP Centre
50 Bridge Street Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9233 6605

www.boral.com.au

25 October 2002

The Manager, Listings
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

**Annual General Meeting – Outcome of Business and Declaration of Polls**

We report that at the Company's Annual General Meeting held earlier today all resolutions put to the Meeting were carried.

The resolutions were as set out in the Notice of Meeting as follows:-

***Ordinary Business***

| | |
|---|---|
| *Resolution 1* | To receive the financial reports, Directors' Report and Auditor's Reports. |
| *Resolution 2(a)* | To elect Mark R Rayner as a Director. |
| *Resolution 2(b)* | To elect J Roland Williams as a Director. |

***Special Business***

| | |
|---|---|
| *Resolution 3* | To approve the grant of options to Rodney T Pearse, Managing Director of the Company. |
| *Resolution 4* | To renew the Partial Takeover Approval Article. |

In regard to the election of Directors, Mark Rayner and Roland Williams retired by rotation and offered themselves for re-election.

All of the resolutions were ordinary resolutions except resolution 4 which was a special resolution.

In respect of each of the resolutions, the total number of proxy votes exercisable by all proxies validly appointed and the appointments specified in those proxies were as follows:-

| | *For* | *Against* | *Abstain* | *Open* | *Total* |
|---|---|---|---|---|---|
| *Resolution 1* | 203,110,800 | 188,743 | 6,426,137 | 26,430,279 | 236,155,959 |
| *Resolution 2(a)* | 198,534,535 | 6,659,118 | 4,357,537 | 26,603,969 | 236,155,159 |
| *Resolution 2(b)* | 204,616,632 | 492,439 | 4,376,735 | 26,663,377 | 236,149,183 |
| *Resolution 3* | 159,206,126 | 48,356,839 | 3,454,283 | 21,279,946 | 232,297,194 |
| *Resolution 4* | 201,364,848 | 1,283,704 | 6,497,783 | 27,008,784 | 236,155,119 |

Resolution 1 was decided by a show of hands and resolutions 2(a), 2(b), 3 and 4 were decided on polls.

The polls were demanded by the Chairman following discussion of each of resolution 2(a), 2(b), 3 and 4. We had notified ASX on 18 October 2002 that the Chairman intended to call a poll on those resolutions.

When details of the voting by poll were given, the Meeting was advised that the Company would declare the outcome of the polls by notification to ASX today.

We now declare the results of the polls as follows:-

*Resolution 2(a) - Election of Mark Rayner as a Director*

The total number of votes cast on the poll were:-

| *In favour* | *Against* | *Abstain* |
|---|---|---|
| 226,264,217 | 7,224,074 | 4,400,373 |

As the votes for the resolution represent 96.91% of the total of the votes in favour and against, we declare the resolution carried.

*Resolution 2(b) – Election of Roland Williams as a Director*

The total number of votes cast on the poll were:-

| *In favour* | *Against* | *Abstain* |
|---|---|---|
| 232,908,184 | 570,600 | 4,387,454 |

As the votes for the resolution represent 99.76% of the total of the votes in favour and against, we declare the resolution carried.

*Resolution 3 - Grant of Options to Rod Pearse, Managing Director of the Company*

The total number of votes cast on the poll were:-

| In favour | Against | Abstain |
|---|---|---|
| 180,705,979 | 49,332,617 | 3,917,701 |

As the votes for the resolution represent 78.55% of the total of the votes in favour and against, we declare the resolution carried.

*Resolution 4 – Renewal of Partial Takeover Approval Article*

The total number of votes cast on the poll were:-

| In favour | Against | Abstain |
|---|---|---|
| 229,767,115 | 1,293,218 | 6,521,097 |

As the votes for the resolution represent 99.44% of the total of the votes in favour and against and the resolution was passed by at least 75% of the votes cast, we declare the special resolution carried.

Yours faithfully

**M.B. Scobie**
Company Secretary